November 21, 2024

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Ltd
Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085, the People's Republic of China

        Re: Kingsoft Cloud Holdings Ltd
            Form 20-F for the Fiscal Year Ended December 31, 2023
            File No. 001-39278
Dear Haijian He:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the year ended 12/31/23
Introduction, page 1

1.     We note from your disclosure on page 1 that you exclude Hong Kong and
Macau
       from your definition of    PRC    or    China    for the purpose of your
annual report.
       Please revise to remove the exclusion of Hong Kong and Macau from such definition.
       Clarify that all the legal and operational risks associated with having operations in the
       People   s Republic of China (PRC) also apply to operations in Hong Kong and Macau.
       In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.
Part I, page 4

2. We note your disclosure that the VIE structure allows you to be considered the
 November 21, 2024
Page 2

       primary beneficiary of the VIEs, which serves the purpose of consolidating the VIEs operating results in your financial statements under U.S. GAAP. Please revise to ensure that any references to control or benefits that accrue to you because of the
       VIEs are limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your revised disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.
3.D. Risk Factors
Changes in China's economic or social conditions or government policies..., page 50

3. We note changes you made to your disclosure appearing on pages 5, 7, and 50 relating to legal and operational risks associated with operating in China and PRC regulations.
       It is unclear to us that there have been changes in the regulatory environment in the
       PRC since the prior 20-F review completed August 4, 2023 that would warrant revised disclosure to mitigate the challenges you face and related disclosures. For additional guidance, please refer to the Division of Corporation Finance s Sample
       Letter to China-Based Companies, issued December 2021 and July 2023. In future filings, please restore your disclosure.
You may experience difficulties effecting service of legal process..., page 51

4. We note your disclosure that all of your senior executive officers reside within China for a significant portion of time and most are PRC nationals. In future filings, please identify any directors, officers, or members of senior management located in the
       PRC/Hong Kong. Additionally, please include a separate "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the
       United States.
Operating and Financial Review and Prospects
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 126

5. We note your discussion and analysis pertaining to the decrease in revenues attributing the change to (1) your proactive scale-down of CDN services within public cloud services, partially offset by an increase in revenue from AI-related customers and (2) more stringent project selection of enterprise cloud services, although the extent of the change attributable to these various factors remains unclear. Please expand your disclosure to provide a more fulsome quantitative and qualitative discussion of the change in reported revenue. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors an understanding of trends and variability in revenue. Refer to Item 303(b) and (b)(2) of
       Regulation S-K.
Item 10. Additional Information, page 157

6. We note the removal of your disclosure appearing on page 160 that [i]t may be difficult for overseas regulators to conduct investigations or collect evidence within
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Page 3

       China.    It is unclear to us that there have been changes in the
regulatory environment
       in the PRC since the prior 20-F review completed August 4, 2023 that would warrant revised disclosure. Please tell us the reasons for removal or restore your disclosure in future filings.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology